

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Robert J. Sprowls
President and Chief Executive Officer
American States Water Company
Golden State Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

> **Re:** **American States Water Company**
> **File No. 001-14431**
> **Golden State Water Company**
> **File No. 001-12008**
> **Form 10-K**
> **Filed March 12, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 12, 2010**

Dear Sprowls:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Proposal 1: Election of Directors, page 20

1. Please revise the business experience for Mr. Lloyd E. Ross to describe the type of business conducted by L. Ross Consulting.

2. Please clarify the business experience for Dr. Diana M. Bonta by adding dates or the duration of employment for her position as Vice President of Public Affairs of the Kaiser Foundation Plan and Hospital. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 30
Information Considered by the Compensation Committee, page 30

3. We note your disclosure that the compensation committee engaged Mercer which included the creation of a peer group which you have disclosed. We also note that the Mercer survey included general industry survey "…data based on the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry." Consequently, it appears that you may also be benchmarking your compensation against this latter information. Please advise or revise to identify the components of this benchmark, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 32

4. In addition, we note your disclosure, "the executive compensation survey prepared by Mercer and the competitiveness of the company's compensation programs compared to those of the company's peer group, utilities in the energy sector and other companies." Please confirm that the reference to "utilities in the energy sector and other companies" is a reference to the Mercer survey that included "data based on the Watson Wyatt Executive Survey, a general industry survey prepared by Mercer and data from the Mercer-MTCS, Compensation Survey for the Energy Sector-Utilities Industry."   If you are not referring to that Mercer survey, please disclose this benchmark, including component companies. In this regard, in the second paragraph following your chart, "Total Direct Compensation" on page 37, we note you reference three Mercer surveys. Please ensure that your Compensation Discussion and Analysis identifies all the benchmarks you employ to set compensation and that you consistently identify those surveys in your discussion.

Equity Awards, page 36

5. We note that your third bullet point contains terms and concepts that a shareholder may not be familiar with and may not understand. Please revise to present in layman's terms by footnote or otherwise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director